October 11, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Agape ATP Corp.

Form S-1

Filed August 24, 2017

File No. 333-220144

To the men and women of the SEC:

On behalf of Agape ATP Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 20, 2017 addressed to Mr. How Kok Choong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on August 24, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Company Response:

We have added the dealer prospectus delivery obligation on the cover page of the prospectus.

Prospectus Summary, page 2

2. We note your statement that Mr. How will be selling shares of common stock on behalf of the company and simultaneously selling his personal shares of common stock. Please indicate what factors the company anticipates considering in determining whether Mr. How sells the company's shares of common stock or sells his own shares of common stock. Additionally, add a risk factor addressing the risks to investors from Mr. How's selling shares for his own account and also selling shares on the company's behalf.

Company Response:

The Company would like to draw attention to the language on page 3 and page 20 that discloses “Please note that at this time Mr. How intends to sell the Company’s shares prior to selling his own shares, although he is under no obligation to do so. Mr. How will decide whether shares are being sold by the Company or by Mr. How himself." Rather than criteria to determine in which circumstance Mr. How will sell the shares of the Company versus his own shares, he intends to prioritize the shares of the company prior to selling his own shares.

Additionally, we have added the following risk factor to page 5: “Mr. How will be able to sell his shares at any time during the duration of this offering. This may pose a conflict of interest since Mr. How is also selling shares on behalf of the company in this offering. It is possible that this conflict of interest could affect the ultimate amount of funds raised by the Company. This could negatively affect your investment.

Mr. How is going to be selling shares on behalf of the Company in this offering. Mr. How will be able to simultaneously sell shares of stock for his own accord that are registered for resale pursuant to this offering. This conflict of interest could divert Mr. How’s time and attention in selling shares on behalf of the Company since he will also be able to sell his own shares. This could result in less capital raised by the company, and a lessened desire for investors to purchase shares. As a result of this potential conflict of interest your investment could be adversely affected."

Risk Factors, page 5

3. Please include risk factor disclosure addressing the risks of reselling third-party products.

Company Response:

We have added the following risk factor on page 5: “The Company’s profitability relies entirely upon the sale of third party products. As such, we cannot assure investors, or the public in general, that these third party products will continue to be available, that they will be priced appropriately for our company to continue to resell, and we rely on information provided by the products manufacturers to provide accurate safety and related disclosures among other things.

Due to the fact that our Company relies entirely on products created and sold by third parties, we can never offer assurances that our product line will remain the same indefinitely, or that the third party products will continue to be available on terms that our Company agrees with. Additionally, we are almost entirely reliant upon the manufacturers of the products in regards to health and safety information, among a host of other criteria. In the event that any of these products are unsafe, can no longer be acquired at a price the Company arbitrarily determines to be reasonable, or if any issues at all come up regarding the third party manufacturers and/or our relation with these manufacturers then the results of our business operations could suffer considerably and investors may lose all or part of their investments in a worst case scenario.”

Description of Business, page 15

4. We note your website, www.agapeatp.com, contains details that appear material to investors in your offering. It also appears that the information on your website deviates substantially from the disclosure contained in your prospectus. For example, the content on your website suggests that you have a "medical research team" in place, a professional marketing team, medical advisors and that you plan to employ multi-level marketing for the sale of the products that make up your ATP Zeta Super Health Program. Please revise your prospectus to provide the material information or advise us as appropriate.

Company Response:

The inconsistencies present on the website have been amended. It should be noted that the inconsistencies were present due to the fact that the website is currently under development.

5. Please revise to address the sources and availability of the nine products that are part of your ATP Zeta Super Health Program.

Company Response:

We have added the following to page 16:

“We plan to acquire products from third party manufacturers located in Australia, the United States, Germany, and Malaysia. We do not have any existing contracts or agreements with any third party manufacturers. All products are acquired from unrelated third parties and rebranded by the Company”

Additionally, please note that the Company has added a tenth product to the list of products in the ATP Zeta Super Health Program.

6. Please revise to address the competitive business conditions, the company's competitive position in the industry along with the methods of competition.

Company Response:

We have added the following to page 16:

“Competition

Agape ATP Corporation plans to operate in a mature, competitive industry. We consider our focus to be on adults ranging in age from 18-65 years old. Competition in the health and wellness industry, with a focus on health supplements in particular, is very intense in Malaysia. We face competition from various retail health supplement providers, pharmacies, and Multi-Level Marketing Company which supply health supplement products, such as Bio-Life Marketing Sdn Bhd, Elken Group, Usana Group, BMS Organics, NHF Group and their respective affiliates. These competitors generate significant traffic and have established brand recognition and financial resources.

We believe that the principal competitive factors in our market include the quality of health supplements, the efficiency and effectiveness of the health supplements, strength and depth of relationships with clients, the ability to identify the changing needs and requirements of prospective clients, and the scope of service. Through utilizing our competitive strengths we believe that we have a competitive edge over other competitors due to the breadth of our product offerings, one stop convenience, pricing, our service, our reputation and product safety. We are confident we can develop and enlarge our market share in the Malaysian market and potentially further into the overseas market.”

7. Please provide disclosure regarding any potential governmental regulation related to your plan to market and sell health advisory services based on the nine products in your ATP Zeta Super Health Program. See Item 101(h)(4)(ix) of Regulation S-K.

Company Response:

We have added the following disclosure to page 16:

“The Company plans to market and sell all products in Malaysia, and due to the contents and combination of the main ingredients in the products they are categorized as health food rather than medicines or drugs. As such, all products require authorization from the Food and Quality Division of Ministry of Health according to the Food Act of 1983 and Food Regulations 1985 in order to be sold in Malaysia. All of the products in the ATP Zeta Super Health Program have obtained the appropriate authorizations.”

Use of Proceeds, page 17

8. We note risk factor disclosure on page 12 regarding the company's broad discretion in the allocation of the net proceeds of this offering. We also note your statement that "funds may be allocated in differing quantities should the Company decide at a later date it would be in the Company's best interests." The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.

Company Response:

We have added the following disclosure on page 17: “The company may decide to allocate funds in differing quantities if any of the third party products we offer for resale are no longer available on terms the Company deems to be appropriate and/or if we are able to achieve any of our planned actions at a price lesser than our predictions. It is possible that some of our estimated expenditures may not be as costly as we believe, in which case any surplus capital would be allocated towards working capital for the funding of day to day operations.”

Dilution, page 18

9. Please revise this section to provide a comparison of the public contribution by investors in the public offering and the effective cash contribution of existing stockholders. Also include the percentage of securities held by investors in the public offering and the percentage of securities held by the existing stockholders. See Item 506 of Regulation S-K.

Company Response:

We have added disclosure that the table is based on current shareholder’s having paid par value. It should be noted however that current shareholders paid varying prices for our common shares but the majority of the common shares were bought at par value.

We have also added the following rows to the first table in the “Dilution” section: “% of common shares owned by current shareholders after direct public offering,” and “% of common shares owned by new shareholders after direct public offering.”

Plan of Distribution, page 20

10. We note your statement that "the Company's shares may be sold to purchasers from time to time directly by and subject to the discretion of the Company." Please tell us how you comply with Rule 415(a)(ix) of Regulation C or revise as appropriate.

Company Response:

We have deleted the sentence, “the Company's shares may be sold to purchasers from time to time directly by and subject to the discretion of the Company.”

Security Ownership of Certain Beneficial Owners and Management, page 26

11. We note your footnote to the beneficial ownership table indicates that HKC Holdings Sdn. Bhd. is owned and controlled by Mr. How. It appears that Mr. How controls the voting and dispositive power over the shares held by HKC Holdings Sdn. Bhd. Accordingly, it appears that these shares should be included in Mr. How's beneficial ownership calculation. Please revise or advise. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Company Response:

The Company has amended the security ownership table on page 26 appropriately.

Certain Relationships and Related Transactions, page 26

12. Please revise disclosure in this section to clearly identify the basis on which the named person is a related party. See Item 404(a)(1) of Regulation S-K. Also file as an exhibit any material contract with any of the directors, officers, promoters, and/or shareholders named in the filing.

Company Response:

We have added the following to the section “Certain Relationships and Related Transactions”:

“*HKC Holdings Sdn. Bhd. is owned and controlled by How Kok Choong who is our sole officer and director. As a result we believe HKC Holdings Sdn. Bhd to be a related party.”

There are not any material contracts that our officers or directors have entered into personally that we believe to be pertinent with the exception of agreements pertaining to purchase of the Company’s shares. The only agreement the Company has at the moment is a contract between the Company and Greenpro Financial Consulting Limited in which Greenpro is providing consulting services.

13. Please provide the information required by Item 404(c) of Regulation S-K.

Company Response:

We have revised accordingly.

14. It appears that a number of the noted transactions do not appear to be related party transactions. Please revise to only address related party transactions in this section.

Company Response:

We have revised accordingly.

15. Please revise to identify the director of the company who advanced $100 and $25,000 to the company.

Company Response:

We have revised the disclosure to show that Mr. How Kok Choong advanced the company $100 and $25,000.

16. We note your statement that the company incurred incorporation fees of $2,200 and professional fees of $90,000 during the year ended June 30, 2017 and period ended June 30, 2016. Please provide the information required by Item 404 of Regulation S-K for these transactions or advise as appropriate.

Company Response:

We have added the following disclosure on page 26:

“Greenpro Venture Capital Limited is owned by Greenpro Capital Corp. The controlling shareholders of Greenpro Capital Corp. are Mr. Lee Chong Kuang and Mr. Loke Che Chan.”

Par II

Other Expenses of Issuance and Distribution, page 27

17. Please revise to indicate the portion of such expenses to be borne by the selling shareholders.

Company Response:

We have added the following disclosure on page 27:

“The above expenses are to be paid by the Company, rather than the selling shareholders.”

Recent Sales of Unregistered Securities, page 28

18. Please briefly state the facts relied upon to make the Section 4(a)(2) exemption available.

Company Response:

We have removed reference to Section 4(a)(2) on page 28.

Undertakings, page 29

19. Please provide the exact undertaking required by Item 512(a)(6)(i) of Regulation S-K.

Company Response:

We have revised this section so that it cites Rule 424(b) as opposed to Rule 383(b)

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 11, 2017

/s/ How Kok Choong

How Kok Choong

Chief Executive Officer